UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. 10)

                Mirage Resorts, Incorporated
                      (Name of Issuer)

           Common Stock, Par Value $.004 Per Share
               (Title of Class of Securities)

                         60462E 10 4
                       (CUSIP Number)

                Peter C. Walsh (702) 792-4868
                Mirage Resorts, Incorporated
    3260 South Industrial Road, Las Vegas, Nevada  89109
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                        June 17, 1996
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                 Page 1 of 9 Pages

CUSIP No. 60462E 10 4                   Page 2 of 9 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Stephen A. Wynn, ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]    (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

          Not Applicable.

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

     7    SOLE VOTING POWER
          29,812,164

     8    SHARED VOTING POWER
          -0-

     9    SOLE DISPOSITIVE POWER
          29,812,164

     10   SHARED DISPOSITIVE POWER
          -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          29,812,164

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                       [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.2%.

14   TYPE OF REPORTING PERSON
          IN

This Amendment No. 10 amends and supplements the Schedule

13D, as most recently amended by Amendment No. 9 thereto

dated August 27, 1993 (the "Schedule 13D"), of Stephen A.

Wynn (the "Reporting Person") with respect to the Common

Stock, $.004 par value (the "Common Stock"), of Mirage

Resorts, Incorporated, a Nevada corporation (the "Issuer").

All information in this Amendment No. 10 has been adjusted

to give retroactive effect to a two-for-one split of the

Common Stock which became effective on June 17, 1996.

Item 5.   Interest in Securities of the Issuer.

          Paragraphs (a) and (c) of the Schedule 13D are

          hereby amended as follows:

               (a)  On the date hereof, the Reporting Person

          beneficially owns 29,812,164 shares of Common

          Stock (including 12,150,000 shares which he has

          the right to acquire upon the exercise of employee

          stock options which are currently exercisable or

          become exercisable within 60 days from the date

          hereof), constituting an aggregate of

          approximately 15.2% of the sum of the 184,517,416

          shares of Common Stock outstanding at June 18,

          1996 plus the 12,150,000 shares that the Reporting

          Person has the right to acquire.  Such 29,812,164

          shares do not include 235,000 shares of Common

          Stock beneficially owned by Elaine P. Wynn, the

          Reporting Person's wife, as separate property, as

          to which shares the Reporting Person disclaims

          beneficial ownership.

               (c)  On August 16, 1995, the Board of

          Directors of the Issuer granted the Reporting

          Person a non-qualified stock option (the

          "Option"), pursuant to the Issuer's 1993 Stock

          Option and Stock Appreciation Rights Plan, to

          purchase 2,000,000 shares of Common Stock at an

          exercise price of $16.1875 per share.  The Option

          becomes exercisable in cumulative 20% annual

          installments commencing on August 16, 1996 and

          will expire on August 16, 2005.  The shares of

          Common Stock reported herein as being beneficially

          owned by the Reporting Person include the 400,000

          shares subject to the Option which vest on August

          16, 1996.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          The information set forth in Paragraph 5(c) of

          this Amendment No. 10 is incorporated herein by

          reference.  A copy of the agreement pursuant to

          which the Option was granted is filed as an

          exhibit to this Amendment No. 10.

Item 7.   Material to Be Filed as Exhibits.

          1. 1993 Non-Qualified Stock Option Agreement between the Issuer and the Reporting Person.

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 19, 1996


                                       STEPHEN A. WYNN
                                       Stephen A. Wynn